# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: COMSCORE, INC., CIK 0001158172
CUSIP: 20564W204
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 11950 DEMOCRACY DRIVE, Suite 600, Reston, Virginia (VA), 20190
Date of event which requires filing of this statement: 03/14/2025
Amends the filing with accession number 0000950103-21-004293
Filed by CIK 0001851987
Persons authorized to receive notices and communications: Alexander D. Benjamin, Cerberus Capital Management, L.P., 875 Third Avenue, 11th Floor, New York, New York (NY), 10022, (212) 891-2100

## Reporting persons
- Pine Investor, LLC (CIK 0001851987): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 1,794,624; shared voting power 0; sole dispositive power 1,794,624; shared dispositive power 0; aggregate amount beneficially owned 1,794,624 (27.2% of the class); the aggregate amount excludes certain shares
  Comment: See Item 5 for additional information.
- Cerberus Capital Management, L.P. (CIK 0001525907): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 1,794,624; shared voting power 0; sole dispositive power 1,794,624; shared dispositive power 0; aggregate amount beneficially owned 1,794,624 (27.2% of the class); the aggregate amount excludes certain shares
  Comment: See Item 5 for additional information.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: COMSCORE, INC.
Address of issuer's principal executive offices: 11950 DEMOCRACY DRIVE, Suite 600, Reston, Virginia (VA), 20190
Comment:
The following constitutes Amendment No. 4 ("Amendment No. 4") to the Schedule 13D related to the common stock, par value $0.001 per share ("Common Stock"), of comScore, Inc., a Delaware corporation (the "Issuer"), as filed with the Securities and Exchange Commission (the "SEC") by Pine Investor, LLC ("Pine") and Cerberus Capital Management, L.P. ("Cerberus", and together with Pine, the "Reporting Persons") on March 19, 2021, as amended by Amendment No. 1 filed on July 1, 2022, Amendment No. 2 filed on December 16, 2022, and Amendment No. 3 filed on July 26, 2024. This Amendment No. 4 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 2. Identity and Background
Name of person filing:
Items 2(a)-(f) of the Schedule 13D are hereby amended and restated in their entirety as follows:

This Schedule 13D is being filed by Pine and Cerberus. Cerberus, either directly or through one or more intermediate entities, including Pine, has the sole power to vote or to direct the voting of and the sole power to dispose or direct the disposition of the shares of Common Stock beneficially owned by it as reported in this Schedule 13D, subject to the restrictions described in Item 6. Set forth on Exhibit 1 to this Amendment No. 4 (which amends and restates in its entirety and supersedes in all respects the Schedule A previously filed with the initial Schedule 13D submission), are the names and principal business addresses of the control persons of each Reporting Person (collectively, the "Scheduled Persons").
Residence or business address: The principal business address for the Reporting Persons is 875 Third Avenue, 11th Floor, New York, New York 10022.
Present principal occupation or employment: The principal business of Cerberus is to provide investment management services, in its capacity as the investment manager to one or more funds and managed accounts (the "Cerberus Funds and Accounts") managed by Cerberus and/or one or more of its affiliated management companies, and to do all things incidental or related thereto. The principal business of Pine is a holding company.
Criminal convictions in the last five years: Neither Reporting Person nor, to the best knowledge of the Reporting Persons, any of the Scheduled Persons, have been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Neither Reporting Person nor, to the best knowledge of the Reporting Persons, any of the Scheduled Persons, have been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Pine is a Delaware limited liability company. Cerberus is a Delaware limited partnership. See also Exhibit 1 for information regarding the Scheduled Persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(e) of the Schedule 13D are hereby amended and restated in their entirety as follows:

The Reporting Persons may be deemed to beneficially own, in the aggregate, 1,794,624 shares of Common Stock, consisting of (i) 1,681,117 shares of Common Stock issuable upon conversion of 31,928,301 shares of Series B Preferred Stock beneficially owned by the Reporting Persons, based upon the conversion rate of the Series B Preferred Stock including accrued dividends as of the date of event which requires the filing of this Amendment No. 4; (ii) 109,654 outstanding shares of Common Stock beneficially owned by the Reporting Persons; and (iii) 3,853 shares of Common Stock underlying vested, deferred stock units resulting from restricted stock unit awards previously granted by the Issuer to Nana Banerjee in 2021 in respect of director fees and assigned by Dr. Banerjee to Cerberus. The Series B Preferred Stock is convertible into shares of Common Stock at any time at the holder's option, based on a conversion rate subject to certain adjustments, including for anti-dilution and accrued dividends (which accrue at 7.5% per annum), determined in the manner set forth in the Certificate of Designations of the Series B Preferred Stock (as amended from time to time, the "Certificate of Designations").

The aggregate of 1,794,624 shares of Common Stock referred to above as beneficially owned by the Reporting Persons represents approximately 27.2% of the outstanding shares of Common Stock, based upon 4,913,077 shares of Common Stock outstanding as of February 28, 2025, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 6, 2025, as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

As a result of the Amended and Restated Stockholders Agreement (as defined and described in Item 6 of Amendment No. 3 to the Schedule 13D), the Reporting Persons may be deemed to be members of a group with the parties to the Amended and Restated Stockholders Agreement under Section 13(d) of the Exchange Act. Neither the filing of this Schedule 13D, as amended, nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Common Stock held by any other person for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
Number of shares as to which each person has sole or shared power to vote or dispose: Items 7 through 10 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Each of the Reporting Persons may be deemed to have sole voting power and sole dispositive power over 1,794,624 shares of Common Stock. Cerberus, either directly or through one or more intermediate entities, including Pine, has the sole power to vote or to direct the voting of and the sole power to dispose or direct the disposition of the shares of Common Stock beneficially owned by it as reported in this Schedule 13D, subject to the restrictions described in Item 6. The information in Item 5(a) above is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as disclosed in this Schedule 13D, as amended, there have been no transactions by the Reporting Persons or the Scheduled Persons in the Common Stock during the 60 days preceding the date hereof.
Other persons with the right to receive dividends or sale proceeds: The disclosures regarding the Reporting Persons in Items 2(a) and 2(c) of this Schedule 13D are incorporated herein by reference. Except as disclosed in this Schedule 13D, as amended, no other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, the securities described herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended by replacing the previously filed Schedule A (which is superseded in all respects), with the amended and restated schedule of control persons of the Reporting Persons filed as Exhibit 1 herewith:

Exhibit 1: Control Persons of the Reporting Persons.

## Signatures
- Pine Investor, LLC: /s/ Alexander D. Benjamin, Alexander D. Benjamin, Managing Director (03/18/2025)
- Cerberus Capital Management, L.P.: /s/ Alexander D. Benjamin, Alexander D. Benjamin, Chief Operating Officer, Chief Legal Officer, and Senior Managing Director (03/18/2025)